Mail Stop 0510

      April 8, 2005

via U.S. mail and facsimile

Mr. William J. Delgado
CEO and CFO
Global Digital Solutions, Inc.
10370 Old Placerville Road, Suite 107
Sacramento, CA  95827

	RE:	Form 10-KSB for the fiscal year ended June 30, 2004
		Form 10-QSB for the quarter ended December 31, 2004

		File No. 0-26361

Dear Mr. Delgado:

      We have reviewed these filings and have the following comments.
If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.







FORM 10-KSB FOR THE YEAR ENDED JUNE 30, 2004

Comments applicable to your overall filing

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management`s Discussion and Analysis

Liquidity and Capital Resources, page 19

2. We have reviewed your response to comment 8. Item 303(b) of Regulation S-B states that Management`s Discussion and Analysis should address key variable and other qualitative and quantitative factors which are necessary to an understanding and evaluation of your company, including the causes for material changes in your financial statements. Please expand your disclosure relating to how you achieved cash provided by operating activities. Your disclosure should provide a narrative explanation that enables investors to see through the eyes of management.

Financial Statements

Note F - Agreement with Factor, page F-19

3. We have reviewed your response to comment 18. Please disclose the key assumptions used in measuring the fair value of the net accounts receivable balance due from the factor. See paragraph 17(f)(3) of SFAS 140.

FORM 10-QSB FOR THE PERIOD ENDED DECEMBER 31, 2004

Financial Statements

Note B - Line of Credit, page 9

4. Please tell us if the warrants you issued to Laurus, in relation to your convertible note, are detachable or non-detachable.
Please
provide us with the assumptions you used in determining your accounting treatment and what accounting literature you referenced in supporting your conclusion. In addition, please provide us with the computations related to the values assigned to your convertible debt, warrants, and beneficial conversion feature.


Management`s Discussion and Analysis

Results of Operations, page 13

5. You state that your gross profit decreased from 30% of sales for the three months ended December 31, 2003 to 11% of sales for the three months ended December 31, 2004. Your explanation refers to the gross margin attained during the quarter as favorable and likely a one time occurrence. Please clarify which quarter this explanation relates to and revise your disclosure accordingly.


*    *    *    *


      Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 824-5685 or, in his absence, to the undersigned at (202) 942-1774.

							Sincerely,


							Rufus Decker
							Accounting Branch Chief
??

??

??

??

Mr. William J. Delgado
April 8, 2005
Page 1 of 3




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE